September 12, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Bo Howell, Esq.

100 F Street, N.E.

Washington, D.C. 20549

Re:	Credit Suisse Opportunity Funds
Post-Effective Amendment No. 43 to Registration Statement on Form N-1A
Securities Act File No. 33-92982
Investment Company Act File No. 811-9054

Dear Mr. Howell:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with the undersigned on August 14, 2012.  The Amendment contains the prospectus and Statement of Additional Information for the Credit Suisse Strategic Income Fund (the “Fund”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment No. 1:                 Since the name of the Fund includes the word “income,” please revise the Fund’s investment objective to include “income.”

Response:                             The Fund’s investment objective is to seek “total return.”  “Total return” includes both “current income” and “capital appreciation,” as disclosed in the first paragraph under the “Principal Investment Strategies” section.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

Comment No. 2:                 In the fee table, please disclose the amount of the limited deferred sales charge on Class A shares and indicate by footnote that such sales charge may be “None” under certain circumstances.

Response:                             The Registrant respectfully declines to take this comment, as it believes the current disclosure in footnote (1) to the fee table regarding the limited deferred sales charge is informative of the existence of such sales charge.

Comment No. 3:                 Please confirm supplementally that the expense limitation agreement will be in place for at least one year from the date of the Prospectus and please file the agreement as an exhibit to the next filing for the Fund.

Response:                             The Registrant confirms that the expense limitation agreement will be in place for at least one year from the date of the Prospectus and will file the agreement as an exhibit to its next filing relating to the Fund.

Comment No. 4:                 The last paragraph under the section entitled “Principal Investment Strategies” discusses the Fund’s use of swaps.  Please disclose how the Fund will cover its obligations under swap agreements.

Response:                             Disclosure regarding how the Fund will cover its obligations under swap agreements is included in the Statement of Additional Information under the section entitled “Investment Objective and Policies — Investment Policies — Asset Coverage for Certain Derivative Transactions.”

Comment No. 5:                 Please state supplementally how the Fund will value derivatives.

Response:                             The Fund will generally value its derivatives using marked-to-market value.

Comment No. 6:                 Since the Fund has no limit on the maturity of its investments, please revise “Interest Rate Risk” to disclose that longer maturities will result in higher interest rate risk.

Response:                             The requested revisions have been made.

Comment No. 7:                 Please consider adding the sixth paragraph under the section entitled “The Fund in Detail — Goal and Strategies” to the disclosure under the “Principal Investment Strategies” section of the summary.

Response:                             The Registrant has not added the above-referenced paragraph to the summary section, as it does not believe such paragraph is necessary for the summary section.

Comment No. 8:                 Please disclose how much notice the Fund will provide relating to a change in the Fund’s investment objective.

Response:                             The Registrant has not added disclosure regarding the notice period to be given in the event of a change in the Fund’s investment objective, as the Fund’s ability to change its investment objective without shareholder approval is not subject to any specific notice requirement.

Comment No. 9:                 Please revise the title of the “Other Risk Factors” subsection to “Non-Principal Risk Factors.”

Response:                             The requested revision has been made.

Comment No.10:                On the back cover page of the Prospectus, please correct the four digit number following the SEC’s zip code to “1520.”

Response:                             The above correction has been made.

Comment No.11:                In the section entitled “Management of the Fund — Portfolio Managers — Portfolio Managers’ Compensation” in the Statement of Additional Information, please disclose whether the performance on which the bonus is partly based is pre-tax or post-tax performance.

Response:                             Performance is considered generally as one factor that is taken into account in determining a portfolio manager’s bonus.  There is no set policy to consider performance solely on either a pre-tax or post-tax basis.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck

Enclosures

cc:                                 Joanne Doldo, Esq., Credit Suisse Asset Management, LLC
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP